SEC

21004772

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JUN 29 2021

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66720

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/20 (MM/DD/YY) AND ENDING 04/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMPBELL LUTYENS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 FIFTH AVENUE, 25TH FLOOR
(No. and Street)

NEW YORK	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. CHRISTOFFER DAVIDSSON 212-223-1798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANCHIN, BLOCK & ANCHIN LLP
(Name – *if individual, state last, first, middle name*)

1375 BROADWAY	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CHRISTOFFER DAVIDSSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAMPBELL LUTYENS & CO., INC., as of APRIL 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

6/21/21

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) ~~Statement of Changes in Financial Condition~~. Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL HENRY BERGMANN
Notary Public
Connecticut
My Commission Expires Mar 31, 2024

ANCHIN

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Campbell Lutyens & Co. Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Campbell Lutyens & Co. Inc. (the "Company") as of April 30, 2021, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Campbell Lutyens & Co. Inc. as of April 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Campbell Lutyens & Co. Inc.'s management. Our responsibility is to express an opinion on Campbell Lutyens & Co. Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Oversight Board (United States) (PCAOB) and are required to be independent with respect to Campbell Lutyens & Co. Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, the Company's sole source of revenue is from a revenue sharing agreement with affiliate companies. Consequently, the accompanying financial statements may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

Supplemental Information

The information contained in the Computation of Net Capital under SEC Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Campbell Lutyens & Co. Inc.'s financial statements. The supplemental information is the responsibility of Campbell Lutyens & Co. Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the information contained in the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anchin, Block & Anchin LLP

We have served as Campbell Lutyens & Co. Inc.'s auditor since 2007
New York, N.Y.
June 24, 2021

CAMPBELL LUTYENS & CO. INC.
STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2021

ASSETS

Cash	$ 7,459,075
Restricted cash	444,398
Affiliate fee receivable	23,234,342
Deferred income taxes	798,958
Staff loans	1,881,086
Other assets	422,969
Operating lease right-of-use assets	1,021,977
Finance lease right-of-use assets, net	67,557
Property and equipment, net	237,659
Total Assets	$ 35,568,021

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Deferred compensation	$ 3,456,208
Current income taxes payable	2,476,881
Accrued expenses and other	528,228
Operating lease liability	994,752
Finance lease liability	73,506
Total Liabilities	7,529,575

Commitments and contingencies

Stockholder's Equity

Common stock, par value $0.01 per share; 2,000,000 shares authorized, issued and outstanding	20,000
Additional paid-in capital	2,664,434
Retained earnings	25,354,012
Total Stockholder's Equity	28,038,446
Total Liabilities and Stockholder's Equity	$ 35,568,021

See Notes to Financial Statements

CAMPBELL LUTYENS & CO. INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED APRIL 30, 2021

REVENUES:		
Fees - from affiliate	$	33,813,753
Interest income		9,969
Total Revenues		33,823,722
EXPENSES:		
Compensation, benefits and other staff related costs		17,868,411
Travel and entertainment		260,248
Occupancy and depreciation		1,429,155
Professional fees		819,324
Interest expense		5,088
Communication and administrative expenses		357,549
Total Expenses		20,739,775
INCOME BEFORE INCOME TAXES		13,083,947
INCOME TAX EXPENSE		3,154,311
NET INCOME	$	9,929,636

See Notes to Financial Statements

CAMPBELL LUTYENS & CO. INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2021

Cash Flows from Operating Activities:	
Net income	$ 9,929,636
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	192,011
Deferred income taxes	203,110
Share based payments	281,195
Operating lease assets, net of liabilities	(74,917)
Finance lease assets, net, net of liabilities	38,604
(Increase) / decrease in operating assets:	
Affiliate fee receivable	(15,343,947)
Other Assets	(148,744)
(Decrease) / increase in operating liabilities:	
Current income tax payable	2,666,358
Deferred compensation	(943,458)
Accrued expenses and other	252,786
Net Cash used in Operating Activities	(2,947,366)
Cash Flows from Investing Activities:	
Issuance of staff loans	(1,272,028)
Repayments of staff loans	880,525
Purchase of property and equipment	(32,148)
Net Cash used in Investing Activities	(423,651)
Cash Flows from Financing Activities:	
Principal payments under finance lease obligations	(39,012)
Net Cash Used In Financing Activities	(39,012)
Net Decrease in Cash & Restricted Cash	(3,410,029)
Cash & Restricted Cash, beginning of year	11,313,502
Cash & Restricted Cash, end of year	$ 7,903,473
Supplemental Disclosures of Cash Flow Information:	
Income taxes paid	$ 287,700
Income taxes refunded	$ 2,859
Interest paid	$ 5,088

Reconciliation of Cash and Restricted Cash: The following table provides a reconciliation of cash and restricted cash reported within the statement of cash flows that sum to the total of the same such amounts in the statement of cash flows

	04/30/2021
Cash and cash equivalents	$ 7,459,075
Restricted cash	444,398
Total cash and restricted cash shown in the statement of cash flows	$ 7,903,473

See Notes to Financial Statements

CAMPBELL LUTYENS & CO. INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED APRIL 30, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Beginning of year	$ 20,000	$ 2,383,239	$ 15,424,376	$ 17,827,615
Share based payments	-	281,195	-	281,195
Net Income	-	-	9,929,636	9,929,636
BALANCE - End of year	$ 20,000	$ 2,664,434	$ 25,354,012	$ 28,038,446

See Notes to Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Campbell Lutyens & Co. Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated in the State of Delaware as a C Corporation and is a wholly-owned subsidiary of Campbell Lutyens Holdings Limited (the "Parent"). The Company assists the Parent and the affiliate in a single line of business as a broker-dealer raising capital for private equity, private debt and infrastructure firms and investment managers and providing related specialized financial services. As a result, the Group and Company is exposed to the risks associated with this industry including changes in the economic and regulatory environment. An affiliated company pays the Company fees which reflect value the Company provides to the affiliated company in the normal course of business. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

Basis of Presentation - The financial statements are presented in accordance with accounting principles generally accepted in the United States of America. The financial statements are presented in U.S. Dollars.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The Company earns revenue through a management service agreement with an affiliate. The performance obligation for providing services is satisfied over time because the affiliate is receiving the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to all costs incurred by the Company plus where appropriate an additional allocation of group revenue based on the contribution that the Company makes to the generation of those group revenues derived in accordance with accepted transfer pricing methodology. Affiliate fees are generally received monthly and are recognized as revenue as they relate specifically to the services provided in that period.

Cash and Restricted Cash – Amounts included in restricted cash represent those required to be set aside as a secure deposit for the letter of credit used for the leased office space.

Property and Equipment - Comprises furniture and computer equipment which are reported at cost, net of accumulated depreciation. Depreciation is provided for furniture and computer equipment on a straight-line basis over the estimated useful life of the assets. In addition, property and equipment comprises improvements to leasehold office space rented under an operating lease which are reported at cost, net of accumulated depreciation. Depreciation is provided for leasehold improvements on a straight-line basis over the lease period.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes - The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

Deferred Compensation – The Company makes contractual remuneration payments to certain employees. Due to the structure and payment terms, the Company treats such remuneration payments as deferred compensation with such payments being accrued over the period from which economic benefits are derived from the continuing service provided by the employees.

Staff Loans - The Company makes staff loans available to certain employees. Such loans are carried at book value if the time they are held is not significant and at amortized cost using the effective interest method if the time value of money is significant. Interest is charged at above market rates and is taken to the Statement of Income at the point in time when, under the terms of the contract, the company is entitled to the interest specified.

New Lease Standard – Effective May 01, 2019, the Company has adopted FASB Accounting Standards Codification ("ASC") Topic 842, *Leases* ("ASC 842"). The Company elected the package of practical expedients that allows to carry forward historical lease classification, assessment of whether a contract is or contains a lease, for any leases that expired prior to adoption of ASC 842.

ASC 842 requires lessees to recognize on the Statement of Financial Condition, at lease commencement, the lease assets and related lease liabilities for the rights and obligations created by operating and finance leases with lease terms of more than 12 months. The lease term commences on the date the lessor makes the underlying property available, irrespective of when lease payments begin under the contract. The duration of the lease term is assessed taking into account both the termination and the likelihood and availability of a renewal option. The lease expense is recognized on a straight-line basis over the lease term. The lease liability is based on the present value of the lease payments discounted at borrowing rate of 3.25%. The right-of-use asset is based on lease liability.

2. RELATED PARTY TRANSACTIONS

The Company enters into related party transactions with an affiliate. For the year ended April 30, 2021, revenues with an affiliate were $33,813,753. The Company was owed $23,234,342 by an affiliate at April 30, 2021.

The Company has provided loans to certain staff with interest chargeable at market loan rates. At April 30, 2021 loans with a value of $1,881,086 and accrued interest of $5,821 were owed to the Company. Accrued interest has been included within other assets in the Statement of Financial Condition and staff loans are disclosed separately. Staff loans are repayable on agreed dates up to five years after the date the loan was given. None of the staff loans are in default of their terms.

2. RELATED PARTY TRANSACTIONS - continued

Staff loans fall due to be repaid as follows:

Years Ending April 30	
2022	$ 760,336
2023	151,470
2024	134,827
2025	248,453
2026	586,000
	$ 1,881,086

3. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

Leasehold improvements	$ 104,419
Office equipment and furniture	313,050
Computer equipment	488,579
	906,048
Less - accumulated depreciation	(668,389)
	$ 237,659

Depreciation expense of $192,011, consisting of $20,012 for leasehold improvements, $54,401 for office equipment and furniture and $117,598 for computer equipment is reflected in "Occupancy and depreciation" on the accompanying Statement of Income.

4. COMMITMENTS AND CONTINGENCIES

Operating Lease- In April 2016, the Company entered into an agreement to rent office space under a lease expiring on June 30,2021 which was modified on November 1, 2020 to expire on July 31, 2022. In February 2019, the company entered into an agreement to rent additional office space under a lease expiring on June 30, 2021 which was modified on November 1, 2020 to expire on July 31, 2022. The lease provides for minimum rental and escalations based on increases in real estate taxes and operating expenses.

The future minimum base payments under the non-cancellable operating lease are as follows:

Years Ending April 30	
2022	$ 817,093
2023	245,128
Total	$ 1,062,221

4. COMMITMENTS AND CONTINGENCIES - continued

Rental expense amounted to approximately $906,000 for the year ended April 30, 2021 and is included in "Occupancy and depreciation" on the accompanying Statement of Income.

Finance Lease- The Company entered into an agreement to rent office equipment under a lease expiring on June 30, 2020 (the "Original Equipment Lease"). In January 2018, the Company negotiated a variation to the Original Equipment Lease such that the Original Equipment Lease was superseded by a new agreement (the "New Equipment Lease") under which the leased office equipment was varied and the length of the lease was extended to expire on January 31, 2023. The monthly rental costs are fixed under the terms of the lease.

The future minimum base payments under the non-cancellable finance lease are as follows:

Years Ending April 30	
2022	$ 44,100
2023	33,075
Total	$ 77,175

The value of the finance lease right-of-use asset as at April 30, 2021 is $193,021. The accumulated amortization as at April 30, 2021 is $125,464.

The amortization expense of $38,604 is reflected in "Occupancy and depreciation" on the accompanying Statement of Income.

Letter of Credit — In February 2019, the company obtained a letter of credit in support of a deposit amounting to $444,398 for the Company's leased office space. The letter of credit can be drawn by the lessor in the event that the Company defaults in making monthly rent payments. The letter of credit is secured by a money market deposit account, which is reflected as restricted cash on the Company's Statement of Financial Condition.

Credit Card Facility – The Company maintains credit cards with major financial institutions with a maximum line of credit of $320,000. At April 30, 2021 the outstanding balance on these credit cards of approximately $18,000 was included in accrued expenses and other.

Cash Credit Risk Concentration — The Company maintains bank accounts in the New York City metropolitan area. The excess of deposit balances over amounts covered by federal insurance was approximately $7,403,473 at April 30, 2021.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2021, the Company had net capital of $924,252 which was $488,597 above its required net capital of $435,655. The Company's ratio of aggregate indebtedness to net capital was 7.07 to 1.

6. EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 and adopted the amendments to 17 C.F.R. 240.17a-5 as the Company limits its business activities exclusively to assisting the Parent and the affiliate in a single line of business as a broker-dealer raising capital for private equity, private debt and infrastructure firms and investment managers and providing related specialized financial services. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year.

7. INCOME TAXES

The provision for income taxes consists of following the components:

Current tax charge	$ 2,951,201
Deferred tax expense	203,110
Total Taxes	$ 3,154,311

The components of the net deferred tax asset are as follows:

Total deferred tax assets	$ 839,070
Total deferred tax liabilities	(40,112)
	$ 798,958

Deferred tax assets of $839,070 are mostly attributable to temporary differences relating to bonus accruals.

Deferred tax liabilities relate to temporary differences in accelerated depreciation of $40,112.

The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

8. DEFERRED COMPENSATION

Amounts accrued under deferred compensation arrangements fall due to be paid as follows:

Years Ending April 30

2022	$ 2,425,748
2023	716,833
2024	315,958
Total	3,458,539
Less: Fair value adjustment	(2,331)
	$ 3,456,208

9. STOCK OPTIONS

Employees of the Company are entitled to participate in the Parent company's stock option plan. Options are granted to employees at the discretion of the Board of Directors of the Parent. Options, which are denominated in Great Britain Pounds, are exercisable at a price equal to the fair market value of the parent company's share on the date of grant. The options can be exercised immediately and are valid for a period of 3 years. If the options remain unexercised at the end of that period they expire. Options are forfeited if the employee leaves the employment of the Parent and its affiliated companies and will be recognized in the period it occurs.

Details of the stock options outstanding for employees of the Company are as follows:

	Number of stock options	Weighted average exercise price $
Outstanding, beginning of year	734,661	3.09
Issued during the year ended April 30, 2021	868,500	3.69
Forfeited during the year	(106,292)	3.56
Exercised during the year	(564,316)	3.59
Outstanding, end of year	932,553	3.56
Exercisable, end of year	824,247	3.56

The fair value of issued share options has been calculated using the Black-Scholes option pricing model. The cost of share options have been charged to the Statement of Income during the year. The weighted average fair value of these share options calculated by the Black-Scholes option pricing model was $0.33.

9. STOCK OPTIONS - continued

The inputs into the Black-Scholes Option Pricing Model were as follows:

Weighted average share price at the date of exercise ($)	3.63
Average expected volatility (%)	21
Expected life (years)	up to 4 years
Average risk-free rate (%)	0.10

The expected life of the option is based upon the best estimate of the directors following a review of the profile of the option holders and the circumstances giving rise to the share based payment.

Expected volatility was determined using an average of the implied volatility on grant and historic share price volatility over the past nine years.

During the year, the company recognized a charge of $281,195 within "Compensation, benefits and other staff related costs" relating to the grant of options. A balance of $4,613 will be recognized in the financial years subsequent to April 30, 2021. All such charges are accounted for as equity-settled share-based payments with a corresponding credit direct to equity reserves.

The stock options outstanding at April 30, 2021 had a range of option values of $3.26 to $3.69 and a weighted average remaining contractual life of approximately 2.3 years.

The intrinsic value of stock options exercised during the year was $58,446. The proceeds received from exercise of stock options of $2,025,204 were remitted to the parent company. The Company provided loans of $1,217,478 to staff in order to convert stock options in the parent company.

868,500 options over Ordinary Shares of 1 pence each were granted during the year.

10. SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 24, 2021, which is the date the financial statements were available to be issued.

CAMPBELL LUTYENS & CO. INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF APRIL 30, 2021

COMPUTATION OF NET CAPITAL

STOCKHOLDER'S EQUITY	$ 28,038,446
LESS: NON-ALLOWABLE ASSETS:	
Restricted cash	444,398
Affiliate fee receivable	23,234,342
Deferred income taxes	798,958
Staff loans	1,881,086
Other assets	422,969
Finance lease right-of-use asset, net	67,557
Property and equipment, net	237,659
Operating lease right-of-use asset, net of lease liability	27,225
Total non-allowable assets	27,114,194
NET CAPITAL	924,252
MINIMUM NET CAPITAL REQUIREMENT OF 6⅔% OF AGGREGATE INDEBTEDNESS OF $6,534,823 OR $5,000 WHICHEVER IS GREATER	435,655
EXCESS NET CAPITAL	$ 488,597
TOTAL AGGREGATE INDEBTEDNESS NET OF DISCRETIONARY LIABILITIES	
Deferred compensation	$ 3,456,208
Finance lease liability	73,506
Current income tax payable	2,476,881
Accrued expenses and other	528,228
	$ 6,534,823
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	7.07 to 1

There are no material differences between the computation of net capital presented above and the Company's unaudited form X-17A-5 Part II a as of April 30, 2021, as amended.

See Report of Independent Registered Public Accounting Firm

CAMPBELL LUTYENS & CO. INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5) AS OF APRIL 30, 2021

Net Capital, as reported in Company's Part II (unaudited) FOCUS report as originally filed on May 25, 2021	960,665
Adjustments:	
Increase in liabilities	(43,787)
Decrease in non-allowable assets	7,374
Net Capital, as reported in Company's Part II (unaudited) FOCUS report as amended filed on June 21, 2021	$ 924,252

See Report of Independent Registered Public Accounting Firm

ANCHIN

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Campbell Lutyens & Co. Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Campbell Lutyens & Co. Inc. (the "Company"), indicated that the Company did not fit into one of the identified exemption provisions in 17 C.F.R. §240.15c3-3(k), however consistent with Footnote 74 to SEC Release 37-70073, the Company may file an Exemption Report. The Company indicated that it has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business activities are limited exclusively to assisting the Parent and the affiliate in a single line of business as a broker-dealer raising capital for private equity, private debt and infrastructure firms and investment managers and providing related specialized financial services. The Company had no obligation under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ending April 30, 2021, and satisfied the above conditions, without exception. The Company's management is responsible for compliance with satisfying the above conditions related to the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, N.Y.
June 24, 2021

Campbell Lutyens & Co. Inc.
Exemption Report
April 30, 2021

Campbell Lutyens & Co. Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to assisting the Parent and the affiliate in a single line of business as a broker-dealer raising capital for private equity, private debt and infrastructure firms and investment managers and providing related specialized financial services.

3) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Campbell Lutyens & Co. Inc.

I, Christoffer Davidsson, swear that, to my best knowledge and belief, this exemption report is true and correct.

By: ....

Title: President

Date: 6/21/21

ANCHIN

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Campbell Lutyens & Co. Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Campbell Lutyens & Co. Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended April 30, 2021. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended April 30, 2021 with the Total Revenue amounts reported in Form SIPC-7 for the year ended April 30, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended April 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

New York, N.Y.
June 24, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 04/30/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-66720 FINRA APR 04/27/2005
CAMPBELL LUTYENS & CO INC
630 FIFTH AVE 25TH FLR
NEW YORK, NY 10111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christoffer Davidsson 212 223 1798

WORKING COPY

2. A. General Assessment (item 2e from page 2) $50,735.46

B. Less payment made with SIPC-6 filed (**exclude interest**) (-19,564.99)

_______________ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 31,170.47

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $31,170.47

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $_______________

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Campbell Lutyens & Co. Inc.
(Name of Corporation, Partnership or other organization)

DocuSigned by:
Christoffer Davidsson
CDA2039FD3CC459...
(Authorized Signature)

President
(Title)

Dated the 21 day of June, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 05/01/2020
and ending 04/30/2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $33,823,722.30

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $33,823,722.30

2e. General Assessment @ .0015 $50,735.46

(to page 1, line 2.A.)